40-206A

File No. 803- 00223

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of

Starwood Capital Group Management, LLC
591 West Putnam Avenue, Greenwich, CT 06830

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

Please send all communications to:

Matthew Guttin
Starwood Capital Group Management, LLC
591 West Putnam Avenue
Greenwich, CT 0683

Kenneth A. Gross
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 26 pages
Exhibit Index appears on page 17


14025050

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of STARWOOD CAPITAL GROUP MANAGEMENT, LLC	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

I. PRELIMINARY STATEMENT AND INTRODUCTION

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") hereby applies to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to government entities following a contribution to a candidate for governor of Illinois by a covered associate as described in this Application, subject to the representations set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits an investment adviser from engaging in any act, practice, or course of business that is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonable designed to prevent, such act, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring an investment adviser. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the

"1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation. The Rule provides that the Commission will consider, among other factors, certain enumerated factors (set forth in Section III, below) in determining whether to grant an application for exemptive relief.

Based on those considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described below from the two-year compensation ban under Rule 206(4)-5(a)(1).

II. STATEMENT OF FACTS

A. The Applicant

Starwood Capital Group Management, LLC is an investment adviser registered with the Commission pursuant to the Act. The Applicant provides discretionary investment advisory services to private funds with aggregate assets under management of approximately $29 billion as of December 31, 2013. One of the private funds for which the Applicant acts as investment adviser is Starwood Distressed Opportunity Fund IX (the "Fund"), a fund excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act.

B. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Daniel Yih (the "Contributor"). The Contributor is the Chief Operating Officer of Starwood Capital Group and is primarily responsible for the internal management of the Adviser. He is also a member of the Executive and Investment Committees. Soliciting investment advisory business from government business is not part of his duties.

C. The Client

One of the investors in the Fund is an Illinois state retirement system (the "Client"). A 13-member board of trustees is authorized by law to make the Client's investment decisions. The Governor of Illinois appoints six of the Client's 13 trustees.

D. The Recipient

The recipient of the Contribution was Bruce Rauner (the "Recipient"), a private citizen who is running for Governor of Illinois. Until 2012, the Recipient was a principal at private-equity firm GTCR Golder Rauner. As a private citizen, he does not have any role in the Client's investment decisions. The general election for Governor will take place in November 2014 and thus, even if his campaign for Governor is successful, he would not take office until January of 2015. It is only at that time that he would have authority to appoint a person with influence over the Client's selection of an investment adviser. Nevertheless, because he is seeking the office of Governor, which has the power of appointment, the Recipient is an "official" of the Client under the Rule.

E. The Contribution

On April 29, 2013, the Contributor went online and contributed $1,000 to the Bruce Rauner Exploratory Committee, which in its statement of organization listed its purpose as "To support the prospective gubernatorial campaign of Bruce Rauner." After the Contributor made the Contribution, on June 7, 2013, the Recipient filed paperwork with the Illinois State Board of Elections changing the committee's name to Citizens for Rauner, Inc. It is the Recipient's gubernatorial campaign committee. The Contribution was not motivated by any desire to influence the award of investment advisory business. Although no longer eligible to vote in Illinois, the Contributor had lived there previously and remains connected to the community and the Recipient. He had been solicited to make the Contribution by mutual friends of the Recipient, former partners and members of the Recipient's Exploratory Committee. His decision to make the Contribution was spontaneous and motivated by his longstanding personal and professional relationship with the Recipient.

Before moving to the Adviser in 2007, the Contributor worked with the Recipient at GTCR. The Contributor joined GTCR as a partner in 2000; the Recipient was managing partner and asked the Contributor to serve as Chief Operating Officer – which he did until he took the same position with the Adviser. During their seven years working together, the Contributor and the Recipient forged a strong professional and personal relationship.

When the Contributor lived in Illinois, he and the Recipient were neighbors. Their children attended the same primary and middle school, currently attend the same high school and college, and are friends. The Contributor serves on the high school's board with the Recipient's wife.

Although the Contributor and the Recipient have a social and professional relationship, they have not discussed Starwood's investment advisory business or potential investments by Illinois government entities, except that the Contributor explained the Rule's implications when requesting the Recipient refund the Contribution. Since leaving GTCR, the Contributor has spoken socially with the Recipient a handful of times.

The Contributor did not solicit or coordinate any other contributions for the Recipient.

F. The Client's Investment with Adviser

The initial selection process pursuant to which the Client decided to invest with the Adviser began around November of 2011. Following a due diligence process, the Client invested on February 20, 2012. This was more than a year before the Contribution was made and before the Recipient announced even an exploratory campaign for governor. The Contributor was not involved in soliciting the Client, and in fact, has never communicated with the Client for the Adviser.

G. The Adviser's Discovery of the Error and Response

Five days after making the Contribution, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "Policy"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day. Shortly thereafter, the Adviser established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Fund for the two-year period starting April 29, 2013.

H. The Adviser's Pay-to-Play Policy

The Policy was adopted and implemented before the Contribution was made and has been in place since the effective date of the Rule. The Policy is more restrictive than the Rule in that all contributions to state and local candidates, as well as covered federal candidates, must be precleared. There is no de minimis exemption from this preclearance requirement and the Policy applies to all of the Adviser's employees. Its application is not limited to the Adviser's managing members, executive officers and other "covered associates."

The Adviser has sent its employees numerous general and topical notices (such as when Texas Governor Rick Perry was running for President) reminding employees of the Policy and the need to pre-clear political contributions. Employees also annually certify that they have received, read and understood the Adviser's compliance manual, which includes the Policy, and will comply with it. Further, they certify quarterly that they have complied with the manual.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the Contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the Contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution,

(a) has taken all available steps to cause the contributor involved in making the Contribution which resulted in such prohibition to obtain return of the Contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the Contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the Contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such Contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client determined to invest with the Adviser and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. The relationship predates the Contribution by more than a year and the Recipient has not yet appointed anyone to the Client's board; indeed, even if his campaign for Governor is successful, he would not have the ability to appoint anyone until 2015, at which point the two-year ban will have nearly expired.

The Contribution was made because of the personal and professional relationship between the Contributor and the Recipient and not because of any desire to influence the award of investment advisory business. That relationship predates the Recipient's candidacy for Governor. The Contributor is typically not involved in Adviser's solicitation of investment advisory business from government entities such as the Client, and was not involved in soliciting the investment from the Client.

Furthermore, if all facts were the same except the Contribution to the Recipient had been $350 rather than $1,000, the requirements for the automatic exemption permitted under Rule 206(4)-5(b)(3) would have been satisfied and the Contribution would never have triggered a compensation ban. The Contribution was made on April 29, discovered on May 4 and fully refunded to the Contributor on May 7. These events are well within the four-month and 60-day periods required for an automatic exemption under Rule 206(4)-5(b)(3). Indeed, the Contribution was in the possession of the Recipient for nine days.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services, the Client's interests are best served by allowing the Adviser and its Client to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for a two-year period would result in a financial loss in excess of $3 million, or 3,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

A. Policies and Procedures before the Contribution

The Adviser adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule's requirements, well before the Contribution. In fact, it was consistent with the intent of the Policy that the Contributor sought (belated) approval for the Contribution from the Adviser's Chief Compliance Officer.

B. Actual Knowledge of the Contribution

At no time did any employees or covered associates of the Adviser, or any executive or employee of the Adviser' affiliates, other than the Contributor, know of the Contribution to the Recipient until after it had happened. It was only when the Contributor sought belated approval from the Chief Compliance Officer for the Contribution that anyone else learned of the Contribution. Moreover, the Contributor did not discuss the Contribution prior to making it with Adviser or any of Adviser's covered associates.

C. Adviser's Response After the Contribution

After learning of the Contribution, the Adviser caused the Contributor to immediately obtain a full refund of the Contribution as described in more detail above. The Adviser then established an escrow account for all compensation (to date, management fees) attributable to the Client's investment in the Fund immediately after the discovery of the Contribution.

D. Status of the Contributor

The Contributor is and has, at all relevant times, been a covered associate of the Adviser. However, he does not solicit investment advisory business. He has not solicited the Client.

E. Timing and Amount of the Contribution

As noted above, the Client's investment with the Adviser substantially predates the Contribution. A two-year compensation ban would cost the Adviser more than 3,000 times the amount of the $1,000 contribution.

F. Nature of the Election

Although the Contributor gave in connection with the Recipient's campaign for governor of Illinois, the Contribution was made to the Recipient's exploratory committee. In fact, the election is not until 2014, and if successful, the Recipient would not take office until 2015, at which point the two-year compensation ban would have nearly expired.

G. The Contributor's Apparent Intent

The Contributor and the Recipient have a longstanding personal and professional relationship. They used to work together. They used to be neighbors. Currently, their children attend the same school. It was for these reasons, and not any desire to influence the award of investment advisory business, that the Contributor made the Contribution to the Recipient's campaign. Because there was no "pay-to-play" intent and the Contributor's motives were benign, the severity of the compensation ban is unfair.

V. REQUEST FOR ORDER

The Adviser seeks an Order pursuant to Section 206A of the Act and Rule 206(4)-5(e) exempting the Adviser from the two-year compensation ban required under Rule 206(4)-5(a)(1) related to the provision of investment advisory services during the two-year period following the date of the Contribution, April 29, 2013. This includes investment advisory services provided to the Client and to any government entity that would be affected by the Contribution under the Rule.

Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will not discuss any business of the Adviser with any government entity client or prospective client of which the Recipient was an "official" as defined in Rule 206(4)-5(f)(6) until April 29, 2015.

(2) The Contributor is permitted to respond to inquiries from, and make presentations on substantive investment issues to, any government entity client described in Condition 1 regarding investments managed by the Adviser as of April 29, 2013. The Adviser will maintain a log of such interactions in accordance with the retention requirements under Rule 204-(2)(e).

(3) The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained by the Adviser in accordance with the retention requirements set forth in Rule 204-2(e).

(4) The Adviser will maintain records sufficient to enable the Chief Compliance Officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Adviser's Chief Compliance Officer to assess compliance by the Adviser with sections 206(1) and of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for period of not less than five

years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(5) The Adviser's Chief Compliance Officer will monitor the Adviser's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, without limitation: (a) the Adviser's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Adviser and the Contributor with each requirement under this Order; (c) compliance by the Adviser with the recordkeeping obligations under this Order; and (d) compliance by the Adviser with sections 206(1) and of the Act in connection with their reliance on this Order. The Adviser's Chief Compliance Officer will document the frequency and results of such monitoring and testing, and the Adviser will maintain and preserve such documentation in an easily accessible place for period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, in the public interest, fair to the Client, and consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules under the Act, a form of proposed notice for the Order of exemption requested by this Application is set forth as Exhibit A to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit B to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant who has signed and filed this Application is fully authorized to do so.

The Applicant requests that the Commission issue an Order without a hearing pursuant to Rule 0-5 under the Act.

Dated: January 30, 2014

Respectfully submitted,

Starwood Capital Group Management, LLC

By: 

Matthew Guttin
Chief Compliance Officer

Exhibit Index

Exhibit A

Authorization

All requirements of the Limited Liability Company Agreement of Starwood Capital Group Management, LLC have been complied with in connection with the execution and filing of this Application. Starwood Capital Group Management, LLC, by duly executed resolutions as of January 30, 2014 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Starwood Capital Group Management, LLC has caused the undersigned to sign this Application on its behalf in Greenwich, Connecticut on this 30th day of January, 2014.

Starwood Capital Group Management, LLC

BY: 

By: Matthew Guttin
Chief Compliance Officer

Attest: 

Jerome C. Silvey
Executive Vice President & Chief Financial Officer

SOLE WRITTEN CONSENT
OF THE
MANAGING MEMBER
OF
STARWOOD CAPITAL GROUP MANAGEMENT, L.L.C.

WHEREAS, Starwood Headquarters, L.L.C., (the "Manager") is the sole Member and Manager of Starwood Capital Group Management, L.L.C., (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (the "L.L.C. Agreement"); and

WHEREAS, the Manager desires to adopt the following resolution; and

NOW, THEREFORE, BE IT RESOLVED, that the Company, and Matthew Guttin as Chief Compliance Officer and Authorized Signatory on behalf of the Company, is authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as the authorized signatories of the Company executing the same may approve as necessary and desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 30th day of January, 2014.



By: ______________________
Jerome C. Silvey
Executive Vice President & Chief Financial Officer

Exhibit B

Verification:

State of Connecticut County of Fairfield

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated January 30, 2014 for and on behalf of Starwood Capital Group Management, LLC; that he is the Chief Compliance Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.



Matthew S. Guttin

Subscribed and sworn to before me a Notary Public this 31st day of January, 2014.

[OFFICIAL SEAL]



My commission expires______

CATHERINE ARNETT
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 20 17

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "SEC" or "Commission").

Action: Notice of Application for Exemption under the Invest Advisers Act of 1940 (the "Act").

Applicant: Starwood Capital Group Management, LLC (the "Adviser" or "Applicant").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: Applicant requests that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder exempting it from rule 206(4)-5(a)(1) under the Advisers Act to permit Applicant to receive compensation from any affected government entities for investment advisory services provided to such government entities within the two-year period following a contribution by a covered associate of Applicant to an official of the government entities.

Filing Dates: The application was filed on [Date].

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Starwood Capital Group Management, LLC c/o Matthew Guttin, 591 West Putnam Avenue, Greenwich, CT 06830.

For Further Information Contact: [Melissa Roverts Harke, [Branch Chief], Melissa S. Gainor, Senior Counsel, or Sarah A. Buescher, Branch Chief, at (202) 551-6787] (Investment Adviser Regulation Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

The Applicant's Representations:

1. Starwood Capital Group Management, LLC is an investment adviser under the Act. One of the Applicant's discretionary advisory clients is a fund excluded from the definition of an investment company by Section 3(c)(7) of the Investment Company Act of 1940 (the "Fund").

2. One of the investors in the Fund is a public pension plan that is a government entity of the State of Illinois (the "Client"). The investment decisions for the Client are overseen by a board of 13 members that includes six individuals appointed by the Governor of Illinois. Due to the power of appointment, a private citizen running for Governor of Illinois is an "official" of the Client.

3. On April 29, 2013, Daniel Yih, the Adviser's Chief Operating Officer, contributed $1,000 to the Bruce Rauner Exploratory Committee, a committee to support the candidacy of Bruce Rauner (the "Recipient") for Illinois Governor (the "Contribution"). Apart from that single contribution (and requesting its return), the Contributor did not interact with the Recipient about campaign contributions. The Contributor did not solicit any persons to make contributions to the Recipient's campaign or coordinate any such contributions.

4. The Recipient and the Contributor have a long standing personal and professional relationship. They used to work together at the private-equity firm GTCR Golder Rauner. They were previously neighbors. Their children attend school together and are friends. It was this relationship and not any desire to influence the award of investment advisory business that inspired the Contributor to make the Contribution.

5. The Client's investment in the Fund predates the Contribution. The Contributor was not involved in soliciting the Client and has not interacted with the Client on behalf of the Adviser.

6. The Recipient is a private citizen. If his campaign for Governor is successful, he will not take office until 2015.

7. Five days after making the Contribution, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "Policy"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day.

8. The Adviser established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Fund for the two-year period starting April 29, 2013.

9. The Adviser's Pay-to-Play Policies and Procedures ("Policy") were initially adopted and implemented prior to the effective date of Rule 206(4)-5 and before the date of the

Contribution. The Policy is more restrictive than what was contemplated by the Rule. The Contributor simply temporarily failed to seek preclearance for the Contribution and realized his error five days later.

The Applicant's Legal Analysis

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The Client is a "government entity," as defined in Rule 206(4)-5(f)(5), the Contributor is a "covered associate" as defined in rule 206(4)-5(f)(2), and the Recipient is an "official" as defined in rule 206(4)-5(f)(6). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. The Fund is a "covered investment pool," as defined in rule 206(4)-5(f)(3)(ii).

2. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others: (1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (2) Whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (4) The timing and amount of the contribution which resulted in the prohibition; (5) The nature of the election (e.g., federal, state or local); and (6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to section 206A and rule 206(4)-5(e) thereunder, exempting it from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Client within the two-year period following the Contribution.

5. The Applicant submits that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation.

6. The Applicant states that the Client determined to invest with Applicant and established an advisory relationship on an arms' length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicant notes that the Client's relationship with the Applicant pre-dates the Contribution. Furthermore, the Recipient has had no influence on the Client, because even if he is elected, he will not take office or obtain appointment power before 2015. The Applicant also argues that the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted.

7. The Applicant submits that the Contributor's decision to make the Contribution to the Recipient's committee was based on the personal and professional relationship between the two men and not any desire to influence the award of investment advisory business.

8. Although the Applicant's Policy required the Recipient to obtain prior approval for the Contribution, which he failed to do, the Recipient realized his error in less than a week. At the Contributor's request, the Contribution was refunded within nine days of the date it was made. The Contribution's discovery and refund were well within the time period required for an automatic exemption pursuant to Rule 206(4)-5(b)(3). The Applicant notes that had the Contribution been $350 instead of $1,000, it would automatically be exempt. Instead, the Applicant faces a potential financial loss that is approximately 3,000 times the amount of the Contribution.

9. The Applicant proposes the evidence is clear that the Contributor inadvertently failed to seek prior approval of the Contribution, as required by the Policy, but quickly realized his mistake; there was no attempt to influence the investment adviser selection process.

10. Accordingly, the Applicant respectfully submits that the interests of the investors and the purposes of the Act are best served in this instance by allowing the Adviser and its Client to continue their relationship uninterrupted because of the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection and retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Applicant's Conditions:

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will not discuss any business of the Adviser with any government entity client or prospective client of which the Recipient was an "official" as defined in Rule 206(4)-5(f)(6) until April 29, 2015.

2. The Contributor is permitted to respond to inquiries from, and make presentations on substantive investment issues to, any government entity client described in Condition 1 regarding investments managed by the Adviser as of April 29, 2013. The Adviser will maintain a log of such interactions in accordance with the retention requirements under Rule 204-(2)(e).

3. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained by the Adviser in accordance with the retention requirements set forth in Rule 204-2(e).

4. The Adviser will maintain records sufficient to enable the Chief Compliance Officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Adviser's Chief Compliance Officer to assess compliance by the Adviser with sections 206(1) and of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

5. The Adviser's Chief Compliance Officer will monitor the Adviser's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, without limitation: (a) the Adviser's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Adviser and the Contributor with each requirement under this Order; (c) compliance by the Adviser with the recordkeeping obligations under this Order; and (d) compliance by the Adviser with sections 206(1) and of the Act in connection with their reliance on this Order. The Adviser's Chief Compliance Officer will document the frequency and results of such monitoring and testing, and the Adviser will maintain and preserve such documentation in an easily accessible place for period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

Secretary[or other signatory]

Exhibit D

Proposed Order of Exemption

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") filed an application on [Date] pursuant to section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to all affected government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to government entities as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority
By:______________________________